Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 672 71 99 I www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

05010552

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
AUG 17 2005
WASH., D.C. 192 SECTION

Murten, 11.08.2005
Preben Sundenaes I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 672 71 99

Rule 12g3-2(b) File No. 82-4810

Dear Sirs,

The enclosed press release, Report by the Board of Directors as well as the Fairness Opinion (by Bank Sarasin) are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

Preben Sundenaes
Group Finance Director

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Schweiz
T +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com

Press release
Murten, August 11, 2005

Report by the Board of Directors on the takeover bid from Sumida: Saia-Burgess firmly rejects the hostile takeover bid

The Board of Directors of Saia-Burgess together with the Group Management and its advisers, has examined in detail the offer from the Japanese Sumida Corp. and compared it with the short and long-term prospects of Saia-Burgess as an independent company. Furthermore, potential strategic and financial options were included in the evaluation. In its formal report the Board of Directors gives the detailed reasons for the position it has taken to reject the bid.

Independent 'Fairness Opinion' from Bank Sarasin considers a fair price for a Saia-Burgess share to be CHF 1'050 to 1'200

The premium offered by Sumida is only 2.6 percent above the share price prior to the publication of the electronic pre-announcement and 22 percent above the average share price during the 30 trading days prior to the legally binding pre-announcement. In the majority of cases the standard market premiums for acquiring a controlling interest are higher. For example, Danaher is offering a premium of more than 33 percent for Leica Geosystems. The offer of CHF 950 per share, which may appear attractive at first sight, does clearly not reflect the value calculated on the basis of the Saia-Burgess five year plan which forecasts sales of CHF 1 billion and an EBITA of CHF 100 million for 2008. This statement is supported by the independent 'Fairness Opinion' from Bank Sarasin which considers a **fair price to be CHF 1'050 to 1'200 per share**.

Saia-Burgess is on a path of growth and has definite acquisition plans

The results of the 2005 first half-year and the prospects for the second half-year confirm that Saia-Burgess is on course to meet its targets. Sales increased by 13.8 percent to CHF 314.6 million with net income up by 11.2 percent to CHF 17.8 million. Since the stock market flotation in 1998, Saia-Burgess has increased sales by an average of 12.2 percent per annum and every year has successfully acquired and integrated larger and smaller companies. It is currently looking at a number of attractive cooperation and takeover projects. For example, negotiations are well advanced for an acquisition in the USA which would significantly strengthen the market position of Saia-Burgess in the American automotive segment by making a contribution to sales of approx. CHF 65 million.

A takeover lacks synergy potential and industrial logic

The intentions expressed by Sumida with regard to the takeover of Saia-Burgess lack plausibility and industrial logic. There is no identifiable synergy potential between Saia-Burgess and Sumida. Sumida operates primarily in the consumer electronics area and only an irrelevant part of its sales is achieved in the automotive segment in Japan. Sumida is therefore hardly in a position to provide the contacts necessary to provide access, desired by Saia-Burgess, to Japanese automotive manufacturers. In 2004 Sumida achieved sales of approx. CHF 425 million or around CHF 26'500 per employee, whilst Saia-Burgess posted sales of CHF 568 million or around CHF 156'000 per employee. The business models of Sumida and Saia-Burgess could hardly be more different.

Form of financing is risky for Saia-Burgess and could lead to inequality of treatment for the shareholders

Sumida has announced that it would finance the takeover exclusively through borrowings. It is difficult to explain how, in the event of a full takeover and with an EBITDA of approx. CHF 50 million (2004), Sumida intends to service debt of around CHF 600 million. There is the fear that the high level of debt servicing will also have a negative effect on the further development of Saia-Burgess and its hard won position as a technology leader. In addition, the financial results achieved by Sumida offer little encouragement. Over the last five years Sumida has only managed an annual growth rate of 1.9 percent despite its declared growth strategy. At the same time, the operating income (EBIT), which has grown on average by just 0.7 percent p.a., has been very modest.

As a result of the selected form of finance, Sumida is also taking conscious account of the fact that the private shareholders could be faced with a significant tax disadvantage caused by the problem of indirect partial liquidation. This constitutes an unequal treatment of the shareholders since the private shareholder cannot tender his/her shares to Sumida without running the risk of a substantial tax related disadvantage.

Share buy-back

In case Sumida withdraws its takeover bid and holds on to less than 33.3 percent Saia-Burgess shareholding, Saia-Burgess will buy back its own shares up to the equivalent of CHF 50 million (around 8 percent of the share capital) and use these to finance acquisitions as part of its growth strategy.

Additional Information pursuant to Swiss Stock Exchange Law

In accordance with Swiss stock exchange law the report sets out in detail that no agreements have been entered into with the bidder; the Board of Directors has not been elected upon proposal by the bidder; the Board of Directors has no knowledge of the intentions of the large shareholders (except for Sumida); the blocked options held by the the Board of Directors and the Group Management become exercisable if a public tender offer becomes unconditional; the notice periods in the employment agreements with the Group Management have been extended and permit the employee under certain circumstances to request to be relieved from his duties; and that the Board of Directors has come to the conclusion that it has no conflict of interest with respect to the Sumida offer.

Recommendations by the Board of Directors to the shareholders of Saia-Burgess

The Board of Directors recommends that the shareholders should on no account sell their shares prior to the Extraordinary General Meeting of Shareholders on August 30, 2005 and that it is vital for them to attend this important meeting at which the aim, in particular, is to reject the lifting of the restriction on voting rights and to prevent the appointment to the Board of directors proposed by Sumida.

The Board of Directors is convinced that it is not just the financial components of this takeover bid that are unattractive but also that a takeover could have a negative effect on the customers and employees of Saia-Burgess as well as for Switzerland as a center of industry and technology.

Please address any press enquiries to:

Valeria Poretti-Rezzonico
Director Communication, IR and Marketing
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telefon +41 26 672 72 04, Fax +41 26 672 71 99
Mobile +41 79 445 54 23
www.saia-burgess.com

Agenda

30.08.2005	Extraordinary General Meeting in Murten
30.08.2005	Latest date for the submission of a competitor bid
02.09.2005	Expiry of the offer period, if not extended
22.09.2005	Expiry of the additional acceptance period, if the offer period is not extended

Special website 'Unwelcome takeover bid'
All information in connection with the hostile takeover bid announced by the Japanese Sumida Corp. on June 30, 2005 is published on the special website www.saia-burgess.com/shareholders.

Saia-Burgess Group
Saia-Burgess with its products – switches, actuators, electronic products and electronic controllers – serves important segments within the Automotive and Industry areas as well as infrastructure automation. Development and manufacturing are carried out in own production locations in Europe, North America, Africa and Asia.
In 2004 Saia-Burgess achieved sales of CHF 568.4 Mio with 3'719 employees worldwide.
The registered shares of Saia-Burgess (SBEN) are listed on the SWX Swiss Exchange.

Disclaimer
The press releases of Saia-Burgess contain forecasts that reflect the present view and assessment of Group Management. These forecasts contain certain elements of risk and uncertainty that might lead to a significant discrepancy between forecast and actual results. Potential elements of risk and uncertainty comprise such factors as the general economic situation, currency fluctuations, competitive pressure on products and prices, and modifications to prevailing statutory frameworks.

Report by the Board of Directors on the hostile takeover bid from the Japanese Sumida Corp.

saia-burgess
Smart solutions for comfort and safety



Board of Directors

Saia-Burgess firmly rejects the hostile takeover bid from the Japanese Sumida Corp.

From left to right:
Dr. Peter Wirth, member
Richard Flury, chairman
Daniel Hirschi, delegate
Philipp Jacobi, member
Prof. Dr. Hans Caspar von der Crone, member

The offer of CHF 950 per share does not reflect a fair price. Saia-Burgess offers greater value as an independent company.

Dear Shareholders

The Board of Directors of Saia-Burgess Electronics Holding AG ("Saia-Burgess"), together with the Group Management and its advisers, has examined in detail the offer from the Japanese Sumida Corp. ("Sumida") through a German subsidiary, to buy all publicly held registered shares and has compared it with the short and longterm prospects of Saia-Burgess as an independent company. Potential strategic and financial options were included in the evaluation.

As a result, the Board of Directors has unanimously decided to reject this bid because...

1. THE OFFER OF CHF 950 DOES NOT REFLECT A FAIR PRICE FOR THE SAIA-BURGESS SHARE

The premium offered by Sumida is only 2.6 per cent above the share price prior to the publication of the electronic preannouncement and 22 per cent above the average share price during the 30 trading days prior to the legally binding preannouncement. In the majority of cases the standard market premiums for acquiring a controlling interest are higher. For example, Danaher is offering a premium of more than 33 per cent for Leica Geosystems.

Sumida has recognized the value potential offered by Saia-Burgess and now wants to take over the company at a bargain price. The offer of CHF 950 per share, which may appear attractive at first sight, does clearly not reflect the value calculated on the basis of the Saia-Burgess five year plan which forecasts **sales of CHF 1 billion and an EBITA of CHF 100 million for 2008.** Group Management, which has been operating successfully in the past, has consistently demonstrated its ability to meet the targets communicated to the market.

Bank Sarasin sees the fair price for the Saia-Burgess share between CHF 1,050 and CHF 1,200

The Board of Directors commissioned Bank Sarasin & Cie AG, Zurich ("Bank Sarasin"), as an independent investment bank, to examine the fairness of the financial offer from Sumida to Saia-Burgess shareholders and to conduct a corresponding "fairness opinion". Following a detailed review and analysis Bank Sarasin came to the

conclusion that the financial offer from Sumida does not reflect the fair price of the Saia-Burgess share. Bank Sarasin sets the fair price at CHF 1,050 to CHF 1,200 per share.
The "fairness opinion" established by Bank Sarasin, which is an integral part of this report, can be ordered from Saia-Burgess (T +41 26 672 72 04) or downloaded from the special website www.saia-burgess.com/shareholders.

2. BID PUTS IN DOUBT THE SUCCESSFUL IMPLEMENTATION OF THE GROWTH STRATEGY IN FUTURE

Saia-Burgess has a solid track record of generating internal as well as acquisition-related sales growth which has reached an annual average of 12.2 per cent since the stock market flotation in 1998. Every year Saia-Burgess has successfully acquired and integrated larger and smaller companies.

Board of Directors and Group Management are currently looking at a number of attractive cooperation and acquisition projects. For example, negotiations are well advanced in relation to an acquisition in the USA which would significantly strengthen the market position of Saia-Burgess in the automotive market. The acquisition, which would contribute approx. CHF 65 million in sales, could enable Saia-Burgess to increase its market share in a defined target segment in the USA to around 50 per cent. It has always been part of the Saia-Burgess acquisition strategy to only realize projects that add value to the company and for its shareholders.

However, such plans can only be financed on the basis of the existing, healthy balance sheet. Whether this will still be possible following a takeover by Sumida is questionable from the current viewpoint.

3. GOOD RESULTS FOR THE FIRST HALF OF 2005 CONFIRM THAT SAIA-BURGESS IS ON COURSE

The results of the 2005 first half-year and the prospects for the second half-year confirm that Saia-Burgess is on course to meet its targets. The consolidated sales increased by 13.8 per cent to CHF 314.6 million (same period in the previous year: CHF 276.5 million). The EBITA increased by 4.1 per cent by comparison with the same period in the previous year, to CHF 24.9 million (7.9 per cent of sales) with net income up by 11.2 per cent to CHF 17.8 million.

The integration of the acquisitions made in 2004 is proceeding on schedule and Saia-Burgess is confident to achieve the targets set for 2005, specifically sales growth of around 10 per cent and an improvement in profitability.

4. SYNERGY POTENTIAL IS LACKING AND INDUSTRIAL LOGIC OF PLANNED TAKEOVER IS QUESTIONABLE

The intentions expressed by Sumida with regard to the takeover of Saia-Burgess lack plausibility and industrial logic. There is no identifiable synergy potential between Saia-Burgess and Sumida as there is no common ground between the two companies, neither in the markets they service nor the products they offer nor in the area of research and development.

In 2004 Sumida recorded sales of approx. CHF 425 million, around one quarter less than the sales generated by Saia-Burgess (CHF 568 million). Sumida posted only approx. CHF 60 million of its sales in Europe.

Sumida operates primarily in the consumer electronics area and only an irrelevant part of its sales is achieved in the automotive segment in Japan. Sumida is therefore hardly in a position to provide the contacts necessary to provide access to Japanese automotive manufacturers for Saia-Burgess. This access would have been of some specific value for Saia-Burgess.

In 2004 Sumida generated sales of around CHF 26,500 per employee, whilst the figure per employee for Saia-Burgess was approx. CHF 156,000. This clearly shows that the business models of Sumida and Saia-Burgess could not be more different. Sumida deploys a labour intensive production strategy in low wage countries, primarily in China, whereas Saia-Burgess operates fully automated production facilities for high unit volumes. These two different models are incompatible in the long term.

5. SUMIDA'S FINANCING AND ITS OWN PERFORMANCE EXPOSE SAIA-BURGESS TO HIGH RISK

Sumida has announced that it would finance the takeover exclusively through borrowings. It is difficult to explain how, in the event of a full takeover and with an EBITDA of approx. CHF 50 million (2004), Sumida intends to service debt of around CHF 600 million.

There is concern that the substantial debt service which Sumida would be required to support will also have a negative influence on the further development of Saia-Burgess. The contemplated growth by Saia-Burgess through acquisition appears to be difficult as additional financing capacities will be limited.

In addition, this type of financing can have a detrimental effect on the hard won position of Saia-Burgess as a technology leader since the resources for further developments would be limited. For this reason there are likely to be restrictions on investment in new product solutions for Saia-Burgess customers.

Sumida's financial results offer little comfort. Over the last five years Sumida has only managed an annual average growth rate of 1.9 per cent despite its declared growth strategy. At the same time, the operating income (EBIT) has shown a very inconsistent, **volatile picture with falling margins** and annual average growth of just 0.7 per cent.

Million JPY	2000	2001	2002	2003	2004	CAGR
Sales	33,575	31,558	34,796	30,537	36,246	1.9%
EBIT	2,574	–1,770	1,685	112	2,650	0.7%
Margin	7.7%	–5.6%	4.8%	0.4%	7.3%	

This has also dragged on the Sumida share price. Since the start of the year, the share has lost approx. 28 per cent and is currently being traded at a 52 week low.

6. SUMIDA'S FINANCING COULD LEAD TO UNEQUAL TREATMENT OF SHAREHOLDERS

As a result of the selected form of finance, Sumida is taking conscious account of the fact that the private shareholders could be faced with a significant tax disadvantage caused by the problem of indirect partial liquidation. Instead of a tax-free capital gain, the sales proceeds less the nominal value may be taxed in the same way as dividend income. This constitutes an unequal treatment of the shareholders since the private shareholder cannot tender his/her shares to Sumida without running the risk of a substantial tax related disadvantage.

7. SUMIDA'S APPROACH IS IRRITATING AND REFLECTS THE EXISTING CULTURAL DIFFERENCES

Sumida's method of approach of submitting a hostile bid for Saia-Burgess without having sought an active dialog with the Board of Directors or Group Management is irritating. Particularly when entering a new market from the geographic and product aspects and with the intention of taking over a company which is larger than its own, you would expect that it would first and foremost seek dialog. Despite public statements that it would seek talks, prior to publication of the offer Sumida avoided a meeting. Saia-Burgess cannot understand why this hostile approach was chosen.

8. SHARE BUY-BACK

In case Sumida withdraws its takeover bid and holds on to less than 33.3 per cent Saia-Burgess shareholding, Saia-Burgess will buy back its own shares up to the equivalent of CHF 50 million, in other words around 8 per cent of the share capital, and use these to finance acquisitions as part of its growth strategy. The buy-back programme will be able to start following the withdrawal of the bid by Sumida, but no later than 4 weeks after the bid has been withdrawn and will be conducted via the regular trading line. The offer will remain open for not more than 12 weeks.

In short, the Board of Directors reaffirms and recommends the following to the shareholders of Saia-Burgess Electronics Holding AG:

The offer of CHF 950 per share, which appears attractive at first sight, does not reflect the fair price for the Saia-Burgess share. This is demonstrated by the "fairness opinion" of Bank Sarasin, which sees the fair price at CHF 1,050 to CHF 1,200 per share.

The financing of the bid by Sumida exclusively through borrowings on the one side significantly jeopardizes the continued successful implementation of the Saia-Burgess growth strategy and, on the other, could lead to inequality of treatment for the shareholders from a tax aspect.

It is not only the financial components of this takeover bid that are unattractive. A takeover of Saia-Burgess by Sumida can also have a negative effect on the customers and employees of Saia-Burgess as well as on Switzerland as an industrial and technology centre.

On no account therefore sell your shares prior to the Extraordinary General Meeting of Shareholders and ensure that you attend this important event on August 30, 2005 in Murten.
Vote against Sumida's proposals or submit a proxy in support of the proposals by the Board of Directors. The aim in particular is to reject the lifting of the restriction on voting rights and to prevent the appointment of board members proposed by Sumida.

Continue to place your trust in the Board of Directors, Group Management and the 3,700 employees of Saia-Burgess and in this way you will be giving them the opportunity to continue pursuing the previous successful path as an independent company.

Richard Flury
Chairman of the Board of Directors

Daniel Hirschi
Delegate of the Board of Directors
and Chief Executive Officer

Additional Information pursuant to Swiss Stock Exchange Law

POSSIBLE CONFLICTS OF INTEREST

The Board of Directors of Saia-Burgess is composed as follows: Richard Flury (chairman and non-executive member), Daniel Hirschi (delegate with executive function), Prof. Dr. Hans Caspar von der Crone (non-executive member), Dr. Peter Wirth (non-executive member) and Philipp Jacobi (non-executive Board member).

The Group Management consists of: Daniel Hirschi (Chief Executive Officer), Preben Sundenaes (Chief Financial Officer), Valeria Poretti-Rezzonico (Director Communication, IR and Marketing), Peter-André Schmid (Director Corporate Services), Marc-Olivier Lorenz (Director Automotive Division), Anthony Smith (Director Industry Division) and Jürgen Lauber (Director Controls Division).

In accordance with Art. 31 O-TB the Board of Directors informs the shareholders as follows:

AGREEMENTS OR OTHER RELATIONSHIPS WITH THE BIDDER

None of the members of the Board of Directors or the Group Management of Saia-Burgess have any contractual agreements or other arrangements with Sumida nor have they entered into any other relationships with Sumida.

ELECTIONS

Neither the Board of Directors nor the Group Management were elected at the request of Sumida. On the contrary: According to the invitation of the extraordinary general meeting of August 30, 2005, Sumida requests that all current members of the Board of Directors resign or are removed by the general meeting and that they are replaced by at least three new Board members only proposed by Sumida.

If the extraordinary general meeting of August 30, 2005, resolves to lift the registration limitation for large shareholders and the Sumida offer becomes unconditional, the current Board will resign with effect as of the completion of the Sumida offer.

CONTRACTUAL ARRANGEMENTS WITH MEMBERS OF THE BOARD OF DIRECTORS OR THE GROUP MANAGEMENT

The agreements with the non-executive Board members and the Group Management remain unchanged independent of the outcome of the Sumida offer. The Board of Directors has no knowledge of possible financial consequences of the offer on the members of the Board of Directors or the Group Management which could constitute a conflict of interest except for the following:
The option plan of Saia-Burgess provides (see paragraph 7.2 of the corporate governance section of the annual report 2004) that if one or more persons acting in concert acquire more than 33 1/3 per cent of the voting rights in Saia-Burgess, options held by members of the Board of Directors and the employees of Saia-Burgess become immediately exercisable regardless of the corresponding blocking periods and that additional taxes or duties incurred from such premature exercise are to be borne by Saia-Burgess. Blocked options can, therefore, be exercised and tendered into an offer or sold over the stock exchange during the additional acceptance period.

The non-executive members of the Board of Directors hold the following number of options:
Richard Flury: 500 options, of which 400 blocked, Dr. Peter Wirth: 400 options, of which 400 blocked, Prof. Dr. Hans Caspar von der Crone: 500 options, of which 400 blocked und Philipp Jacobi: 100 options of which 100 blocked.

The Group Management holds the following number of options:
Daniel Hirschi: 2,950 options, of which 2,200 blocked, Preben Sundenaes: 2,500 options, of which 1,750 blocked, Valeria Poretti-Rezzonico: 850 options, of which 850 blocked, Peter-André Schmid: 1,625 options, of which 1,250 blocked, Marc-Olivier Lorenz: 1,250 options, of which 1,250 blocked, Anthony Smith: 1,050 options, of which 1,050 blocked, Jürgen Lauber: 750 options, of which 750 blocked. One option entitles to one share. The weighted average exercise price of the options is CHF 518.

In the weeks and months prior to the announcement of the Sumida offer the situation on the capital market did not exclude the possibility that an investor could be interested in the acquisition of Saia-Burges or a substantial minority shareholding in Saia-Burgess. Since Saia-Burgess has a justified interest that the management does not leave the company prematurely and remains with the company for a sufficient time period in order to ensure a transition without friction, the notice periods in the employement agreements with the members of the Group Management have been extended from 12 months to 24 months. The amendment is effective until the second day preceding the 12th calendar month (but not later than June 30, 2007) after the obligation to disclose a shareholding in Saia-Burgess between 20 per cent and 33.3 per cent becomes effective, the obligation to submit a mandatory public tender offer has arisen or a voluntary public tender offer becomes unconditional. If in connection with a takeover an employee is assigned to a position which neither corresponds nor is comparable to the current position, powers, responsibilities or reporting obligations the employee has the right to request to be relieved from his duties after the notice of termination.

Further, none of the members of the Board of Directors and the Group Management are entitled to a severance payment.

MEASURES BY THE BOARD OF DIRECTORS

Since the Board of Directors has unanimously rejected the Sumida offer, no measures were required in respect of the above described possible conflict of interest. The Board of Directors has come to the conclusion that it has no conflict of interest with respect to the Sumida offer.

INTENTIONS OF MAJOR SHAREHOLDERS

According to the knowledge of the Board of Directors the following shareholders are holding more than 5 per cent of the shares in Saia-Burgess by August 4, 2005:

- Sumida 26.12 per cent, plus options for 3.26 per cent further shares
- Deutsche Bank AG 5.802 per cent
- Credit Suisse Group 5.09 per cent

The Board of Directors has no knowledge of the intentions of Deutsche Bank and Credit Suisse. Sumida has published its intentions in its offer prospectus.

As per July 29, 2005, the non-executive members of the Board of Directors and the executive member of the Board of Directors and the Group Management were holding respectively 1,090 and 9,365 Saia-Burgess shares, which corresponds to less than 2 per cent of the share capital of the company.

DEFENSIVE ACTIONS

The Board of Directors is convinced that Saia-Burgess has the best prospects as an indenpendent company in order to continue implement the continuing successful growth strategy. Nevertheless, it does not intend to restrict the shareholders' freedom of choice between the Sumida offer, a potential offer from any third party or the standalone strategy. For this reason, the Board of Directors has resolved not to propose to its shareholders any statutory defense measures which would require a shareholder vote.

FINANCIAL REPORTING

The Board of Directors is not aware of any material adverse change in the company's financial position since the publication of the interim report on August 2, 2005. The interim report is part of this report and can be obtained as German, English or French version from Saia-Burgess (T +41 26 672 72 04) or downloaded from our website www.saia-burgess.com/shareholders.

Richard Flury
Chairman of the Board of Directors

Daniel Hirschi
Delegate of the Board of Directors
and Chief Executive Officer

Indicative timetable

22.07.2005	Publication of the Sumida takeover bid
08.08.2005	Start of the offer period
11.08.2005	Publication of the report by the Saia-Burgess Board of Directors
30.08.2005	Latest date for the submission of a competitor bid
30.08.2005	Extraordinary General Meeting of Shareholders of Saia-Burgess in Murten
02.09.2005	Expiry of the offer period, if not extended
22.09.2005	Expiry of the additional acceptance period, if the offer period is not extended

Further information

If you would like a copy of the "fairness opinion" from Bank Sarasin or the printed 2005 half-year report, or should you have any further questions, or you would like a presentation or a guided tour of the plant, please contact Valeria Poretti-Rezzonico, Director of Communication, IR and Marketing, Member of the Group Management
T +41 26 672 72 04, F +41 25 672 71 99, v.poretti@saia-burgess.com

Disclaimer
The report by the Board of Directors of Saia-Burgess contains forecasts that reflect the present view and assessment of the Board of Directors and Group Management. These forecasts contain certain elements of risk and uncertainty that might lead to a significant discrepancy between forecast and actual results. Potential elements of risk and uncertainty comprise such factors as the general economic situation, currency fluctuations, competitive pressure on products and prices, and modifications to prevailing statutory frameworks.
The German version is legally binding.

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18, CH-3280 Murten, Switzerland
T +41 26 672 71 11, F +41 26 672 73 33, www.saia-burgess.com/shareholders

saia-burgess
Smart solutions for comfort and safety

Public Take-Over Bid by Sumida Holding Germany GmbH, Neumarkt/Germany
(a fully owned subsidiary of Sumida Corporation, Tokyo)
to the shareholders of Saia-Burgess Electronics Holding AG, Murten

---

Fairness Opinion

Assessment of the financial adequacy of the offer by
Sumida Holding Germany GmbH
for the attention of the Board of Directors of
Saia-Burgess Electronics Holding AG, Murten

This is a translation of the original German document and for convenience purposes only. Only the German version may prevail.

Bank Sarasin & Co. Ltd
Corporate Finance
11, Löwenstrasse
8022 Zurich

Zurich, August 10, 2005

SARASIN

Table of Contents

1. Introduction

1.1. Starting Point

Saia-Burgess Electronics AG, Murten/CH ("Saia-Burgess") is a company quoted on the SWX Swiss Exchange with a market capitalization of about CHF 596 million as of August 8, 2005. Its product range consists of switches, actuators, electronic products and electronic controllers. With its products, Saia-Burgess serves important segments in the automotive and industrial areas as well as in infrastructure automation.

On June 30, 2005, Sumida Corporation, Tokyo/Japan ("Sumida") announced to propose a public take-over bid for all registered shares held by the public with a nominal value of CHF 50 per share. The offer price was CHF 950 per Saia-Burgess share. On July 22, 2005, Sumida released the offer by one of its subsidiary companies. The bid was amended by the modifications from August 4, 2005. In its release Sumida disclosed that it owned 26,12 % of Saia-Burgess' share capital as well as call options for 3,26 % of Saia-Burgess' share capital. Saia-Burgess has a share register (voting right) entry limit of 5 % of the share capital per shareholder.

In numerous statements the Board of Directors of Saia-Burgess expressed that it considered the bid as unwelcome and that it rejects the offer for this reason. Saia-Burgess' Board announced its intention to call in an extraordinary general meeting of the shareholders.

1.2. Mandate of the Board of Directors of Saia-Burgess to Bank Sarasin & Co. Ltd

The Board of Directors of Saia-Burgess has mandated Bank Sarasin & Co. Ltd, Zurich ("Sarasin") to conduct a fairness opinion to assess the financial adequacy of the price offered by Sumida of CHF 950 per registered share of Saia-Burgess.

The report is designated for the Board of Directors of Saia-Burgess in the framework of completing the report of the Board of Directors according to the Ordinance of the Takeover Board on Public Takeover Offers. The Board of Saia-Burgess intends to release its report on August 11, 2005. The report by Sarasin does not constitute a recommendation for the public shareholders of Saia-Burgess to accept or to reject the offer made by Sumida.

We have assumed the underlying information for our assessment to be accurate and complete without having it audited and confirmed by third parties. With respect to the details, information and data we were provided with, we assumed that they were properly recorded.

The report by Sarasin is intended as a valuation basis for the Board of Directors of Saia-Burgess with regard to delivering the report of the Board of Directors pursuant to the Ordinance of the Takeover Board. With the exception of the release in connection with the report of the Board of Directors of Saia-Burgess expected for August 11, 2005, this fairness opinion is not to be used without the permission of Sarasin.

2. Underlying Information

Sarasin made use of the following information for its assessment:

- Public take-over bid by Sumida on July 22, 2005, for the registered shares of Saia-Burgess held by the public (incl. amendments from August 8, 2005)
- Public information on the Saia-Burgess Group we considered to be relevant for the valuation and the assessment of the fairness of the offer. In particular, this includes the annual reports of Saia-Burgess (2003, 2004) as well as certain press releases
- Report of the auditors regarding the financial results 2004 of the Saia-Burgess Electronics Holding AG from February 25, 2005, to the attention of the Audit Committee
- Consolidated medium-term business plan of the Saia-Burgess Group 2005 – 2010 ("Business Plan")
- Budget 2005 of Saia-Burgess as of February 2005 including a 5-year business plan
- Half-year report of Saia-Burgess Electronics Holding AG as of June 30, 2005 (unaudited)
- A market research & positioning study, conducted by Saia-Burgess in February 2004
- The Saia-Burgess Strategy Book, conducted by Saia-Burgess on August 12, 2004
- Report to the Board of Directors of Saia-Burgess as of June 21, 2004, regarding the acquisition of the actuators business for air-conditionings in automobiles of the Bühler Motor Group (including the business plan)
- Report to the Board of Directors of Saia-Burgess as of May 6, 2004, regarding the acquisition of the synchronous motors and motor gearbox business of Sick/Stegmann (including the business plan)
- Capital market and financial data of select quoted companies (Peer-Group, see Appendices 1 and 2)
- Equity research studies on Saia-Burgess
- Historical stock price and volume analyses of the registered Saia-Burgess share
- Take-over bid prices of other transactions we considered to be relevant (see Appendix 3)
- Separate discussions with the CEO and the CFO of Saia-Burgess Electronics Holding AG, especially on the financial and earnings situation, business prospects of the individual divisions, value drivers and assumptions in the 2005 business plan and the 2005 budget as well as the market / competitive environment and acquisition potentials
- Current and historic financial market analyses to derive parameters necessary for the valuation

In the course of reviewing the financial budget (especially capital expenditures) and management projections with respect to their plausibility, Sarasin visited Saia-Burgess' produc-

tion site and facilities in Murten. Sarasin did not carry out any own or third party estimates or valuations of the assets and liabilities of Saia-Burgess.

The fairness opinion by Sarasin is based on the prevailing economic and financial conditions and takes into account capital market conditions as well as other factors which existed, were expected or could be evaluated at the time of preparing this report.

In preparing this fairness opinion, Sarasin has assumed that the financial and other information on Saia-Burgess or the Saia-Burgess Group used is accurate and complete and has relied on this information without assuming responsibility for its independent verification.

In addition, Sarasin has relied on the assurance given by Saia-Burgess' Management to the effect that the latter is not aware of any facts or circumstances which would render the information available inaccurate or misleading.

3. An Overview of the Saia-Burgess Group

3.1. The Saia-Burgess Group

As a producer of switches, actuators, electronic products and electronic controllers, Saia-Burgess reported sales of CHF 568,4 million in 2004 (CHF 314,6 million in the first half of 2005), EBITDA of CHF 72,8 million (CHF 39,2 million in the first half of 2005), EBIT of CHF 41,1 million (CHF 24,8 million in the first half of 2005) and a net income of CHF 26,3 million (CHF 17,8 million in the first half of 2005). The products are developed and manufactured at several production sites in Europe, North America, Africa and Asia. As of the end of June of 2005 Saia-Burgess reported a total of 3'872 employees.

The geographical distribution of the 2004 sales is as follows:


6.1%
20.2%
6.5%
67.2%
European Union
Other Europe
North America
Other / Asia

3.2. Products and Market Environment

Product Overview

The Saia-Burgess Group is divided into 3 business divisions which contributed to the re-stated 2004 sales figures as follows:


12.3%
33.5%
54.2%
Automotive Division
Industry Division
Controls Division

When dividing the sales figures by product category, motors accounted for 40,4 % of the 2004 sales, solenoids for 8,3 %, switches and sensors for 38,1 %, electronic products for 3,7 %, electronic controllers for 8,5 % and other products for 1,0 %.

Automotive Division

More than 80 % of the 2004 sales in this division were achieved by the three main application areas air-conditioning systems (56 %), headlight adjustment (10 %) and door locking and latching systems (19 %). About 95 % of the 2004 sales were attained in Europe and the NAFTA (North American Free Trade Agreement).

A continuing increase in the demand for air-conditionings in cars of all classes is expected in the NAFTA and in Europe in particular. Saia-Burgess can take advantage of the trend of a higher standard of automation since already today it is the market leader for actuators for flaps of car air-conditioning systems. In addition, higher expected production volumes lead to advantages in costs over the most important competitors.

Saia-Burgess supplies stepper motors for vertical and horizontal headlight adjustment with integral electronics. For dynamic adjustment it is clearly the number one in Europe, with an estimated market share of 60%. In Europe there continues to be a significant expected growth potential for applications with headlight adjustment and cornering light.

Already at present Saia-Burgess has an eminent market position for door locking and latching systems. This market position is to be expanded in the future to become the number one in Europe.

The automobile industry worldwide is expected to grow at a real annual rate of 1 – 1,5 %. The pressure on the supply industry will generally continue to increase which is expected to result in a market consolidation. Saia-Burgess assumes to be part of the winners in this consolidation process.

Industry Division

Saia-Burgess achieved about 86 % of the 2004 sales in this division in the three main products switches (45,8 %), solenoids (20,5 %) and motors (19,6 %). These products are standardized as well as customized products. Saia-Burgess' products from the Industry Division are mainly employed in industry automation and equipment, in household appliances and in the area heating, ventilation, air-conditioning (HVAC). Standard products are sold through specialized distribution channels. Saia-Burgess plans to grow via these channels especially in North America.

In the microswitches segment Saia-Burgess is the number one in Europe with an estimated market share of approximately 27 %. Saia-Burgess plans to expand this market leadership in the future. For the manually operated switches Saia-Burgess has a market share of about 3 % and for panel-mounted switches a share of about 7 %. In these areas it plans to concentrate on select high-volume switches and on expanding the business with existing customers and medium-to-large OEMs respectively.

For miniature motors (stepper and synchronous motors) Saia-Burgess has a market share of slightly over 15 % in Europe. This share is to be increased by adapting to specific regional needs.

In the product group solenoids Saia-Burgess is the number one in the North American industry market, with a market share of more than 30 %.

Controls Division

About ⅓ of this division's turnover in 2004 was achieved through the market area Processing Controls (regulating and control of machines and equipment in production engineering) and about ⅔ through the area Infrastructure Automation (overall technical arrangements and support systems in a building). Saia-Burgess' chances lie in the trend towards insourcing solutions among many engineering OEMs on the one hand, and the trend of many large OEMs towards outsourcing the development of their own control technology on the other hand.

4. Valuation Approaches

4.1. Scope of Valuation

Internal Growth

In its business plan, Saia-Burgess differentiates between internal and external growth (i.e. growth through acquisitions). The valuation of Saia-Burgess by Sarasin is primarily based on Saia-Burgess' internal growth. External growth was evaluated separately by Sarasin and entered into the DCF valuation as outlined in the next chapter (acquisitions). The valuations using comparable quoted companies / transactions do not take into account the impacts of specific acquisitions directly. Through the comparison to companies with similar growth patterns (see chapter 4.5 for details) which generally show higher multiples, however, planned external growth can be allowed for indirectly.

Allowing for Acquisitions in the DCF Valuation

In the year 2004 Saia-Burgess was able to execute sizeable acquisitions. In the Automotive Division, the Bühler Motor Group's actuators division with roughly CHF 60 million in sales was acquired at a price of about CHF 35 million. The Industry Division was strengthened by the acquisition of Sick/Stegmann's synchronous motors and motor gearbox business. Additional sales of about CHF 12,5 million p.a. are expected as a result of this transaction. The acquisition price was about CHF 6,6 million. Due to the business plans, Sarasin considers both acquisitions to be favorable from a valuation point of view.

Saia-Burgess is convinced that it is very well positioned for the future in order to profit from the expected external growth opportunities (i.e. from acquisitions) in its markets. Thus, the business plan contains investment, growth and profitability assumptions on the external growth for the years 2006 to 2008.

Due to the acquisition strategy in the past, Sarasin considers Saia-Burgess' external growth objectives to be realistic. In conducting the DCF valuation, Sarasin made sure that purchase prices for the acquisitions were adopted in a way that the positive influence on the equity value of Saia-Burgess through the mapping of these acquisitions in the calculations is moderate, i.e. about 6 % - 7 %. According to the acquisitions we have analyzed for 2004, this represents a conservative estimate. Well-defined short term acquisition plans were credited a higher value than plans for the medium term. Synergy potentials and integration costs were not taken into account as they are very difficult to quantify. It seems feasible to us that with a successful acquisition strategy, synergy potentials are to emerge in the future.

Control Premiums and Synergy Potentials

In the context of take-over bids buyers typically pay a premium to the market price in order to acquire the shares of the target company. From the buyer's point of view these premiums can be justified, among other things, by synergy potentials or a low stock market valuation. At the same time, however, the buyer will align his bid price with the price expectations of the shareholders of the target company. He will try to claim the synergy potentials. Instead he can also share these to a certain extent with the shareholders of the target company by paying a higher price.

Quantifying a control premium and synergy potentials is difficult. The analysis in chapter 4.6 shows the multiples buyers paid in the framework of other transactions.

From the perspective of the existing Saia-Burgess shareholder the question conversely arises how to evaluate the external growth potential of Saia-Burgess for the future. Saia-Burgess has pointed out to Sarasin the possible not yet quantifiable synergy potentials which can result from future acquisitions. Primarily, these are the following:

- Strengthening the market position for existing products
- Expanding the range of products for existing customers, manufacturing of subsystems
- Access to new groups of customers, especially in North America and Asia
- Insourcing of certain production competencies

Valuation due Date and Subsequent Events

June 30, 2005 was set as the valuation due date whereas the results of the half-year financial statements 2005 were taken into account for the overall 2005 forecast. The management of Saia-Burgess advised us that no material events have occurred since the valuation due date.

4.2. Financial Forecasts Applied

The value of an enterprise is determined by the profit the company is to earn in the future given the factors of success present at the time of valuation including its tangible assets, innovation, products and market position, internal organization, employees and its management. Under the assumption that a company's targets are solely financial, the enterprise value is derived from the interaction of all factors affecting profitability to yield financial surplus for the shareholders. In order to calculate the future financial surpluses, Sarasin has used the business plan and the budget 2005 ("financial forecast") of Saia-Burgess as a starting point.

Planning Period and Residual Value

The calculations are based on the forecasts from the Saia-Burgess Management between 2005 and 2009. For the years 2010 to 2013 Sarasin constructed a continuous transition to the long-term growth, profitability and investment assumptions as they had been defined for the final year 2014. The financial surplus in 2014 which can be regarded as normalized with respect to growth, profitability and investment was used together with the long-term growth assumption to calculate the residual value. The resulting residual value was made feasible with the help of EBITDA exit multiples.

Plausibility and Consistency of the Financial Forecasts

In the course of our analyses we assessed the most important factors influencing the enterprise value ("value drivers") with respect to their plausibility and consistency in the forecasts of Saia-Burgess. For this purpose we consulted historic figures, the 6 month old budget figures and the last business plan. The plausibility and consistency of the forecasts were ex-

plained to Sarasin by the Management. Sarasin undertook modifications wherever it was deemed necessary.

The following table gives an overview of the long-term future assumptions made by Sarasin of the most important value drivers of Saia-Burgess (without acquisitions):

Value Drivers	**2006 - 2009**	**Average 2010 - 2014**
Inflation	1,25 % p.a.	1,25 % p.a.
Nominal Growth in Sales (without acquisitions) Automotive: Saia-Burgess achieved an annual growth of about 12,6 % over the last 4 years, most of which was achieved by internal growth. In particular, this success can be attributed to the leading position in the area of stepper motors for air-conditioning systems in the automobile sector. Saia-Burgess expects positive momentum from this market also in the years ahead resulting from a higher market penetration of stepper motors (compared to DC motors) on the one hand and a continuing increase in the demand for air-conditionings by automobile manufacturers on the other hand. In addition, by the acquisition of the DC motors from the Bühler Motor Group, Saia-Burgess has accomplished a position in this related market. Furthermore, there exists medium-term growth potential with the market penetration of Saia-Burgess' new products in the areas of door locking and latching systems and headlight adjustment which was displayed until the year 2009. Even if Saia-Burgess continues to anticipate higher growth figures following the detailed planning horizon in the year 2009, Sarasin continuously reduced the growth forecasts to the level of the expected market growth. After 2014 the growth assumption for the residual value was incorporated in the valuation (see table further below).	Automotive: 5,5 % p.a.	Automotive: 3,5 % p.a.
Industry: Saia-Burgess achieved an annual growth of about 10,9 % over the last 4 years, exclusively through acquisitions. The growth in this division depends on many macroeconomic factors such as the business cycle and the exchange rate of the US Dollar. The Management considers the better development of the North American market through a stronger distribution network as the most important driver for growth. In addition, the Management views the Asian market and the consolidation in the sector as a growth potential. From 2009 onwards Sarasin continuously reduced the growth forecasts to the level of the overall expected market growth. After 2014 the growth assumption for	Industry: 4,5 % p.a.	Industry: 2,2 % p.a.

the residual value was included in the valuation (see table further below). Controls: Saia-Burgess achieved an annual growth of about 3,1 % over the last 4 years which can almost entirely be attributed to internal growth. While this growth rate is moderate compared to the other divisions, Saia-Burgess was especially successful in the first half of 2005, among others with its new product PCD 3 (internal growth of 8,8 %). Thus, we consider a higher growth rate until 2009 to be plausible. From 2009 onwards Sarasin continuously reduced the growth forecasts to the level of the expected market growth. After 2014 the growth assumption for the residual value was included in the valuation (see table further below).	Controls: 5,0 % p.a.	Controls: 2,8 % p.a.
EBITA Margin Automotive: In the years 2003 and 2004 Saia-Burgess reported EBITA margins of 7,8 % and 8,9 % respectively. Despite increasing raw material costs, Saia-Burgess achieved an EBITA margin of 8,3 % in the first half of 2005. Against this background and due to Saia-Burgess' market position and innovation a target margin of 9,0 % seems to be adequate.	Automotive: 8,7 % - 9,0 %	Automotive: 9,0 %
Industry: In the Industry Division Saia-Burgess reported EBITA margins of 7,3 % and 7,2 % for the years 2003 and 2004 respectively. Rising raw material costs, an unfavorable product mix, the integration of Sick/Stegmann and a lower capacity utilization put pressure on the EBITA margin in the first half of 2005 which merely added up to 6,4 %. Many of these factors seem to be temporary which is why an improved margin is already expected for the entire year 2005. With a restructuring project in Poland, Saia-Burgess has initiated actions designed to entail sustainable improvements of the EBITA margin. The project is bound to improve the EBITA margin by about 2,5 to 3,0 percentage points. Against this background we find a medium-term target margin of 9,5 % as adequate. Even after the restructuring project, Saia-Burgess' business plan entails further restructuring investments to improve the EBITA margin. The Management views a medium-term target margin of 10,2 % as conservative for this business area.	Industry: 8,4 % - 10,2 %	Industry: 10,2 %
Controls: In the Controls Division Saia-Burgess achieved an EBITA margin of 8,9 % in each of the years 2003 and 2004. The higher margin of 10,4 % in the first half of 2005 can be primarily attributed to good capacity utilization. Also depending on capacity utilization the Management of Saia-Burgess considers this margin to be sustainable.	Controls: 10,0 %	Controls: 10,0 %

Capital Expenditure (as % of planned turnover) For the last 4 years capital expenditures amounted to between 4,5 % and 5,4 % of the annual sales while Saia-Burgess achieved a remarkable growth during this time period. Since no larger investment projects are planned for the near future (this excludes acquisitions) and since large investments do not constitute a major part of Saia-Burgess' business we consider investments of around 5,0 % of turnover to be adequate for the long-run.	5,2 %	5,2 % - 5,0 %
Residual Value: Growth Rate and Exit Multiple (EBITDA) in the Year 2014 The growth rate for calculating the residual value has a significant influence on the valuation result as this method applies the respective growth rate for indefinitely many periods in the future. For this reason, we assumed a growth rate of only 1,0 % despite the successful growth rates in the past. This corresponds to an exit multiple of 7,4 x and is thus less than the multiples paid today even for the whole group of compared companies (see comparable companies valuation in chapter 4.5 and Appendices 1 and 2).	Growth rate of the residual value: 1,0 % Exit-Multiple: 7,4 x	
Tax rate Based on historical evidence we consider a tax rate of 24,0 % to be adequate. The omission of tax neutral amortization of goodwill is taken into account.	24,0 %	

It can be concluded that due to above average growth in the past and a partly promising outlook in the divisions, Saia-Burgess is attributed an above average growth rate by Sarasin with respect to the market for a limited time period. This growth rate flattens towards the end of the planning period and eventually converges to the market growth.

4.3. Valuation Methods Applied

Sarasin had a time frame of three weeks to conduct its assessment and was able to view the most important production site in Murten, Switzerland. Sarasin was able to carry out its valuation based on financial forecasts by Saia-Burgess and had the opportunity to discuss these with Saia-Burgess' Management. Based on this work we consider the financial forecasts used by Sarasin to be plausible and consistent. Thus, we find the DCF method to be the most appropriate in assessing the financial adequacy of the offer by Sumida. In addition, Sarasin evaluated the plausibility of the DCF valuation results by a comparison with multiples of comparable quoted companies and comparable transactions. Possible differences in the valuation results of the different methods were critically challenged.

4.4. Method of Discounted Cash Flows

In the DCF method, the present value of the financial surpluses from the operating assets is calculated in a first step. The free cash flows available for holders of equity and debt were used as the financial surpluses. The sum of the free cash flows' present values (incl. the residual value) is equal to the enterprise value of a firm. The interest bearing debt adjusted by excess cash is subtracted from the enterprise value in order to receive the equity value of the firm.

To calculate the present value of the financial surpluses we used the Weighted Average Costs of Capital as the discount rate. To determine the components of the costs of capital we applied the Capital Asset Pricing Model.

The following input variables were taken into account in determining the discount rate:

Risk Free Interest Rate

The derivation of the risk free interest rate is based on the CHF interest rate for a (virtually) risk free investment. In this context we used the long-term yield of bonds issued by the Swiss Confederation as the risk free rate. However, since the maturities are limited, an assumption has to be made with respect to the yield curve for reinvestment. As an approximation we analyzed historic interest rate movements.

Bonds issued by the Swiss Confederation with 30 years of maturity offered a yield of 2,5 %[1] as of August 3, 2005, and an average yield of 3,6 %[2] over the last 5 years. Over the course of several decades, however, the interest rates averaged at a level of clearly above 4 %.[3] Taking into account present and historic interest rate levels we consider an expected return for long-term investments of 4 % as adequate.

Risk Premium

Entrepreneurial investments always include opportunities and risks. For this reason, future financial surpluses cannot be predicted with certainty. Market participants are compensated with risk premiums for taking on entrepreneurial risk. Since investors take on a specific risk when investing in a company, a risk premium on top of the risk free rate is necessary. In order to find the proper rate for discounting future cash flows, the risk structure of the underlying company has to be taken into account when calculating the risk premium.

In the context of determining the risk premium we can rely on pricing models for capital markets. The most widely used model in theory and practice is the Capital Asset Pricing Model (CAPM) which was also applied in this valuation.

The company specific risk premium is derived by multiplying the company specific beta factor by the market risk premium. The beta factor measures the company specific risk in relation to

---

[1] Source: Bloomberg

[2] Source: Bloomberg

[3] Source: Pictet&Cie, The Performance of Shares and Bonds in Switzerland (1926-2004), January 2005

the market risk. A beta greater than one implies that the equity value of the company varies more than proportionally to the market volatility, a beta smaller than one implies less than proportional volatility.

The market risk premium is given by the difference in returns of stocks and risk free investments. Capital market studies for long periods of observation have shown that investing in stocks has yielded higher returns than investing in debt securities with low risk. Taking into consideration long term stock market returns between 8 % and 10 %[4] in Switzerland and assuming a risk free rate of 4 % we determine a market risk premium of about 5 % entering into the valuation.

To derive the beta factor for Saia-Burgess we made use of the betas of comparable companies (see Appendix 4). In order to make the betas of companies comparable to Saia-Burgess, they were adjusted by the company specific leverage. The comparable companies' average leverage-adjusted (free of debt) beta is 0.82. To derive the Saia-Burgess company specific beta factor, this beta (free of debt) in turn has to be adjusted by Saia-Burgess' company specific leverage. In calculating the beta for Saia-Burgess we used a target debt level of 40 % net financial debt to 60 % equity (i.e. a gearing of 0.67).

Costs of Debt

We assume that with a gearing of 0.67 Saia-Burgess pays a spread of 70 to 90 basis points for its debt. This is largely in line with the expectation of the Management.

Total Costs of Capital

Based on the data specified above, the total costs of capital are calculated as follows:

	Saia-Burgess	Source :
Risk free interest rate	4.00%	Yield to maturity of Swiss government bonds incl. reinvestment assumption
Market risk premium	5.00%	Bloomberg; (= stock market return - risk free interest rate)
Unlevered beta	0.82	Peer group analysis according to Bloomberg
Relevered beta	1.24	= Unlevered Beta*(1+(1-t)*Gearing)
Cost of equity	10.18%	
Risk free interest rate	4.00%	Yield to maturity of Swiss government bonds incl. reinvestment assumption
Risk premium	0.80%	Saia-Burgess
Cost of debt	4.80%	
Cost of debt (after tax)	3.65%	= Cost of debt * (1-t)
Gearing (net debt / equity)	66.67%	Saia-Burgess
Tax rate	24.00%	Saia-Burgess
WACC (after tax)	7.57%	

[4] Source: Pictet&Cie, The Performance of Shares and Bonds in Switzerland (1926-2004), January 2005

Special Features

The impact of non-operating assets and liabilities on the valuation result is not material.

In calculating the relevant number of shares we assumed the exercise of "in-the-money" options and subtracted treasury shares.

Results of DCF Valuation

The DCF valuation implies a value in the range of CHF 1'079 to CHF 1'372 per registered share of Saia-Burgess. Sensitivity analyses showed that the growth in sales, the EBITA margin and the investment assumptions (incl. net current assets) can influence the valuation result significantly.

4.5. Comparable Companies Valuation

Significance of Method

This method is preferred in financial research analysis in particular because market participants generally do not possess detailed budgets and forecasts of companies. Since Sarasin was able to review the Saia-Burgess' financial forecasts and to discuss them with the Management, we consider the DCF valuation to be the most significant valuation method. The comparable companies valuation was used to check the plausibility of the DCF results.

Basic Method

By dividing the enterprise value (current market capitalization plus net debt, minorities) of comparable quoted companies by the current and expected financial surpluses respectively (mostly sales, EBITDA or EBIT) of the last twelve months, the current and the following business year, multiples are calculated and an average is derived (see Appendix 2). The average multiples are applied to the current and expected financial surpluses (sales, EBITDA and EBIT) of Saia-Burgess of the last twelve months, the current and the following year to derive a valuation result for each average multiple. The average of these valuation results is equal to the final valuation result.

According to this method, two factors have significant influence on the valuation result: the multiple used and the financial surplus to which the multiple is applied. Since this method relies on current financial surpluses (last twelve months, 2005 and 2006) it is of a relatively short-term character. Medium-term prospects of growth and profitability can only be accounted for by higher multiples resulting from a comparison with companies showing similar growth and profitability potentials. Therefore choosing the proper comparable companies is key.

Choosing Comparable Companies for Saia-Burgess

In past years, Saia-Burgess has achieved above average internal and external growth and expects attractive growth and profitability developments in the near future (see specifications in chapter 4.2). For this reason, Sarasin ranked 10 quoted and comparable Swiss companies according to growth and profitability (see Appendix 1). The four highest ranked companies show clearly better growth and profitability figures than the other six. From the view point of

growth and profitability figures, Saia-Burgess clearly ranks among the first four companies, which suggests a valuation comparison to this group. Thus, the prospects on growth and profitability of Saia-Burgess are incorporated in the multiples derived. To extract the difference, an additional valuation was conducted in which all ten companies were taken into consideration. Moreover, Sarasin believes that due to specific conditions Saia-Burgess has to be compared to quoted Swiss companies rather than international companies.

Results of Comparable Companies Valuation

The comparable companies valuation method leads to the following value ranges:

Growth group: (Komax, Belimo, Amazys, Kaba)	CHF 1'072	to	CHF 1'184	per registered share
Total group of comparable companies: (Komax, Belimo, Amazys, Kaba, Georg Fischer, Sulzer, Feintool, Schindler, Saurer, Phoenix Mecano)	CHF 824	to	CHF 910	per registered share

As illustrated above and in Appendix 1, we find that Saia-Burgess has to be ranked among the growth group. For this reason the growth group result is considered to be the relevant value range.

4.6. Comparable Transactions Valuation

Significance of Method

If a strategic buyer and a seller want to agree on a price with regard to a take-over, both parties will have to consider synergy potentials in their valuation. In order for the bid to be accepted by the seller, the buyer can agree to share parts of the synergy potential, which can lead to a premium. An analysis of comparable transactions can shed light on the multiples paid in take-over situations. It has to be pointed out, however, that finding comparable and current transactions at the same time is very difficult. The transactions must not go back too far in time as the multiples paid can vary significantly over time – just like the pricing on stock markets.

Basic Method

By dividing the enterprise value paid in the course of a take-over bid by the financial surplus of the target company (sales, EBITDA, EBIT), the multiple paid is derived. An average multiple is calculated from different transactions, which is then multiplied by the corresponding financial surplus of the target company to receive the enterprise value of the target company.

Choosing Comparable Transactions

The most important criteria we applied for choosing the transactions are as follows:

- Transaction size: smaller than CHF 2,5 billion, greater than CHF 100 million
- Industry sector: components suppliers (especially automotive, electronics)
- Transaction date less than 18 months ago
- Target company must be quoted
- Take-over of a majority

Results of Comparable Transactions Valuation

Appendix 3 outlines the multiples paid in the corresponding transactions. The analysis shows the wide range of multiples for the transactions, which restricts the significance of the analysis tremendously. Especially due to Saia-Burgess' growth in the past and the expected future growth we believe that Saia-Burgess ranks in the upper field of the transaction multiples – just like in the analysis with comparable companies.

The valuation with comparable transactions leads to a valuation result between CHF 938 and CHF 1'065 per registered share.

5. Result of the Fairness Opinion

Based on the underlying valuation analyses and considerations in this fairness opinion we regard a purchase price in the range of CHF 1'050 to CHF 1'200 per registered share of Saia-Burgess to be financially adequate. This conclusion relies in particular on the results of the DCF valuation and is amended by the additional analyses described.

Zurich, August 10, 2005

Bank Sarasin & Co. Ltd

sig. Andreas von Arx sig. Matthias Spiess

6. Appendix

6.1. Appendix 1: Sample of Comparable Quoted Companies

Name	CAGR Sales 2000 - 2006 E	Ranking (Growth)	EBIT-Margin 2005 E	Ranking (Margin)	Sum of Ranking
Belimo	5.7%	3	14.4%	2	5
Kaba	12.4%	1	12.9%	4	5
Amazys	3.1%	5	14.8%	1	6
Komax	3.7%	4	13.3%	3	7
Saurer	2.1%	7	7.0%	8	15
Schindler	1.0%	9	8.1%	6	15
Feintool	2.8%	6	5.4%	11	17
Phoenix Mecano	2.1%	8	5.7%	10	18
Sulzer	-13.4%	11	7.3%	7	18
Georg Fischer	0.0%	10	6.6%	9	19
Saia-Burgess	**9.7%**	**2**	**8.8%**	**5**	**7**
Average (all companies)	**2.7%**		**9.5%**		
Median (all companies)	**2.8%**		**8.1%**		

Sources: Bloomberg (I/B/E/S), annual reports
CAGR: Compound annual growth rate

The sample of comparable quoted companies in consideration was ranked according to the following two criteria:

- Average annual growth rate of sales from 2000 until 2006 E
- EBIT margin for 2005 expected by analysts

The resulting rankings were added up and ranked again. The analysis shows that four companies can be clearly considered as companies with above average growth and profitability:

Growth companies: Belimo, Kaba, Amazys, Komax

Due to the above average growth rate and the high EBIT margin, Saia-Burgess can be compared best to the growth companies defined above.

6.2. Appendix 2: Multiples of Comparable Quoted Companies

Growth Companies

Company	Country	Market Cap.	Sales Multiples			EBITDA Multiples			EBIT Multiples		
		(in mCHF) 03.08.2005	LTM	2005 E	2006 E	LTM	2005 E	2006 E	LTM	2005 E	2006 E
Komax	Switzerland	339	1.5x	1.3x	1.2x	8.7x	7.9x	7.2x	11.4x	9.7x	8.9x
Belimo	Switzerland	529	2.1x	1.9x	1.8x	11.9x	11.0x	9.9x	14.4x	13.5x	12.0x
Amazys	Switzerland	264	2.0x	1.8x	1.7x	12.7x	11.0x	10.1x	14.7x	12.4x	11.3x
Kaba	Switzerland	1'284	1.7x	1.6x	1.5x	10.4x	10.1x	9.3x	12.9x	12.6x	11.3x
		AVERAGE	**1.8x**	**1.7x**	**1.5x**	**10.9x**	**10.0x**	**9.1x**	**13.3x**	**12.0x**	**10.9x**

Source: Bloomberg (I/B/E/S)

Total Sample of Comparable Companies

Company	Country	Market Cap.	Sales Multiples			EBITDA Multiples			EBIT Multiples		
		(in mCHF) 03.08.2005	LTM	2005 E	2006 E	LTM	2005 E	2006 E	LTM	2005 E	2006 E
Komax	Switzerland	339	1.5x	1.3x	1.2x	8.7x	7.9x	7.2x	11.4x	9.7x	8.9x
Belimo	Switzerland	529	2.1x	1.9x	1.8x	11.9x	11.0x	9.9x	14.4x	13.5x	12.0x
Amazys	Switzerland	264	2.0x	1.8x	1.7x	12.7x	11.0x	10.1x	14.7x	12.4x	11.3x
Kaba	Switzerland	1'284	1.7x	1.6x	1.5x	10.4x	10.1x	9.3x	12.9x	12.6x	11.3x
Georg Fischer	Switzerland	1'466	0.6x	0.6x	0.6x	6.1x	5.9x	5.4x	10.6x	9.4x	8.2x
Sulzer	Switzerland	2'224	1.0x	0.9x	0.8x	8.7x	7.8x	6.9x	17.8x	11.7x	10.0x
Feintool	Switzerland	169	0.7x	0.7x	0.6x	7.6x	7.0x	6.5x	15.0x	12.6x	10.5x
Schindler	Switzerland	6'359	0.7x	0.7x	0.7x	7.9x	7.6x	6.9x	10.3x	8.5x	7.8x
Saurer	Switzerland	1'412	0.5x	0.5x	0.5x	4.3x	5.0x	4.7x	7.2x	7.6x	6.9x
Phoenix Mecano	Switzerland	354	0.8x	0.7x	0.7x	6.2x	6.3x	5.9x	12.5x	12.7x	11.3x
		AVERAGE	**1.1x**	**1.1x**	**1.0x**	**8.4x**	**8.0x**	**7.3x**	**12.7x**	**11.1x**	**9.8x**

Source: Bloomberg (I/B/E/S)

6.3. Appendix 3: Multiples of Comparable Transactions

Target Name	Acquirer Name	Target Industry Subgroup	Announcement Date [1)]	Enterprise Value (in mEUR)	Enterprise Value / LTM		
					Sales	**EBITDA**	**EBIT**
NOVAR PLC	HONEYWELL INTERNATIONAL INC	Diversified Manufact Op	12.12.2004	1'511	0.7 x	6.8 x	12.9 x
LEICA GEOSYSTEMS AG	DANAHER CORP	Electronic Measur Instr	13.06.2005	801	1.6 x	9.8 x	17.5 x
BEI TECHNOLOGIES INC	SCHNEIDER ELECTRIC SA	Instruments-Controls	22.07.2005	439	1.8 x	16.8 x	23.8 x
CIE AUTOMOTIVE SA	INSSEC	Auto/Trk Prts&Equip-Orig	07.06.2005	546	0.8 x	5.6 x	13.5 x
ARTESYN TECHNOLOGIES INC	BEL FUSE INC-CL A	Power Conv/Supply Equip	09.09.2004	322	0.9 x	8.9 x	17.6 x
BERU AG	BORGWARNER INC	Auto/Trk Prts&Equip-Orig	01.11.2004	608	1.6 x	7.5 x	10.9 x
TOKICO LTD	*HITACHI LTD*	*Auto/Trk Prts&Equip-Orig*	*26.03.2004*	357	*0.7 x*	n.a.	19.4 x
WELLINGTON HOLDINGS PLC	FENNER PLC	Miscellaneous Manufactur	14.03.2005	68	1.5 x	9.4 x	9.7 x
ASAHI TECHNO GLASS CORP	ASAHI GLASS CO LTD	Electronic Compo-Misc	16.02.2005	326	1.1 x	17.1 x	17.7 x
				AVERAGE	**1.2 x**	**10.2 x**	**15.9 x**

[1)] - Leica Geosystems AG: Announcement Date of Hexagon AB applied
- Wellington Holdings PLC: announcement date = publication date of the intention to acquire
- Siemens VDO Automotive Ltd: announcement date = publication date of the intention to acquire

LTM = Last twelve months, profit/loss statements based on the published financials of the last 12 months
Source: Bloomberg

SARASIN

6.4. Appendix 4: Betas of Comparable Quoted Companies

	Beta Index	Adjusted Beta [1)]	Capital Structure [2)]	Unlevering Factor [3)]	Unlevered Beta [4)]
Saurer	SMI	0.97	-10.0%	1.08	1.05
Georg Fischer	SMI	1.12	52.2%	0.72	0.80
Feintool	SMI	0.98	90.1%	0.59	0.58
Komax	SMI	0.77	-8.3%	1.07	0.82
Sulzer	SMI	0.73	-11.7%	1.10	0.80
Schindler	SMI	0.78	-7.8%	1.06	0.83
Belimo	SMI	0.75	0.3%	1.00	0.75
Phoenix Mecano	SMI	1.03	18.4%	0.88	0.90
Amazys	SMI	0.81	0.0%	1.00	0.81
Kaba	SMI	1.04	27.5%	0.83	0.86
				AVERAGE	**0.82**

[1)] Source: Bloomberg
[2)] Capital Structure = Net Debt / Market Capitalization
[3)] Unlevering Factor = 1 / [1+(1-Tax Rate) x (Net Debt / Equity)]
[4)] Unlevered Beta = Adj. Beta x Unlevering Factor

6.5. List of Abbreviations / Glossary

Beta	Relative risk factor of equity
CAGR	Compound Annual Growth Rate, average annual growth rate over a time period (geometric mean)
DCF	Discounted Cash Flow
FCF	Free Cash Flow (before interest on debt); were used as financial surpluses in the DCF valuation
EBIT	Earnings Before Interest and Taxes
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization
EBITDA exit multiple	Ratio of residual value and EBITDA in the final planning period
Enterprise value	Value of a company before subtracting fixed interest paying debt (adjusted by excess liquidity if necessary)
Equity value	Value of a company after subtracting fixed interest paying debt
"In-the-money" option	Right to purchase a share at a price below the current market price of the share
LTM	Last twelve months
OEM	Original Equipment Manufacturer
Residual value	Enterprise value at the end of the planning period
Saia-Burgess	Saia-Burgess Electronics AG / Group
Strategic buyer	Buyer who wishes to profit from synergies that might arise due to the similarity of his business with the business of the target company (= industrial buyer)
Target company	Company being the target of a take-over bid from a buyer
Value Driver	Valuation parameter which has a significant influence on the result of the DCF valuation
WACC	Weighted Average Cost of Capital